NORWEST FINANCIAL, INC.

              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                 Exhibit (12)

                         Six
                        Months
                        Ended
                       June 30,
                         1995                       Years Ended December 31,

                                                     (Thousands of Dollars)

                                       1994       1993       1992       1991       1990
Net earnings           $125,733      $223,340   $203,297   $164,204   $130,880   $115,366

Add:

  Fixed charges:

  Interest including
  amortization of
  debt expense          171,976       259,605    242,440    236,337    255,075    242,151

  One-third of
  rentals*                5,088         9,747     10,146      8,207      7,209      6,583

  Total fixed
  charges               177,064       269,352    252,586    244,544    262,284    248,734

  Provision for
  income taxes           70,067       116,900    104,228     84,334     63,985     58,119

Total net earnings,
  fixed charges and
  income taxes -
  "Earnings"           $372,864      $609,592   $560,111   $493,082   $457,149   $422,219

Ratio of earnings
  to fixed charges         2.11          2.26       2.22       2.02       1.74       1.70

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*One-third of rentals is deemed representative of the interest factor.